Exhibit 4.1

Description of Registrant’s Securities

DESCRIPTION OF COMMON STOCK

General

Our authorized capital stock consists solely of 3,333,334 shares of common stock, par value $1.00 per share. The following description of our common stock is a summary and is qualified in its entirety by reference to our Restated Articles of Incorporation, our Amended and Restated Bylaws, the provisions of Nevada corporate law and other applicable state law.

Dividend, Liquidation and Other Rights.

Holders of shares of our common stock are entitled to receive ratably those dividends that may be declared by our board of directors out of legally available funds. The holders of shares of our common stock have no preemptive, subscription or conversion rights. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

Voting Rights.

Each outstanding share of our common stock entitles the holder to one vote on all matters presented to our stockholders for a vote. The holders of one-third of the outstanding shares of our common stock constitute a quorum at any meeting of our stockholders. Assuming the presence of a quorum, directors are elected by a plurality of the votes cast in contested elections and by a majority of the votes cast in uncontested elections.  Our common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of our common stock can elect all of our directors. Most amendments to our Restated Articles of Incorporation must be approved by the affirmative vote of the holders of a majority of all outstanding shares of our common stock. Assuming the presence of a quorum, the affirmative vote of the holders of a majority of the shares of our common stock actually voted is required for the approval of substantially all other matters.

Anti-Takeover Effects of Certain Statutory Provisions

There are no provisions in our Restated Articles of Incorporation or our Amended and Restated Bylaws intended to prevent or restrict takeovers, mergers or acquisitions of the Company. However, certain provisions of Nevada corporate law and various state insurance laws could have the effect of discouraging others from attempting hostile takeovers of the Company. It is possible that these provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Nevada Corporate Law Provisions.

Nevada corporate law contains provisions governing “acquisition of controlling interest.” These statutes generally provide that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested stockholders of the corporation elect to restore such voting rights in whole or in part. These control share acquisition statutes only apply to a Nevada domestic corporation which (i) has 200 or more stockholders, with at least 100 of such stockholders being both stockholders of record and residents of Nevada; and (ii) does business in Nevada directly or through an affiliated corporation. The stockholders or board of directors of a corporation may elect to exempt the stock of a corporation from these control share acquisition statutes through adoption of a provision to that effect in the articles of incorporation or bylaws of the corporation.

Neither our Restated Articles of Incorporation nor our Amended and Restated Bylaws exempt our common stock from the Nevada control share acquisition statutes. If these provisions are applicable, they could discourage persons interested in acquiring a significant interest in or control of the Company, regardless of whether such acquisition was in the interest of our stockholders.

Nevada corporate law also contains provisions governing “combinations with interested stockholders” which may also have an effect of delaying or making it more difficult to effect a change in control of the Company. This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination” unless certain conditions are met. These statutes generally define an “interested stockholder” as the beneficial owner of 10% or more of the voting shares of a publicly-held Nevada corporation, or an affiliate or associate thereof. The statutes define “combination” to include a merger or consolidation with an “interested stockholder,” or a significant sale, lease, exchange, mortgage, pledge, transfer or other disposition to an “interested stockholder.”

A corporation affected by these Nevada statutes may not engage in a combination with an interested stockholder within three years after the interested stockholder acquires its shares unless the combination or purchase was approved by the board of directors before the interested stockholder acquired such shares. If pre-approval was not obtained, then after the expiration of the three-year period the combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of certain specified thresholds.

State Insurance Laws.

Before a person can acquire control of a U.S. insurance company, prior written approval must be obtained from the insurance commissioner of the state where the insurance company is domiciled. Prior to granting approval of an application to acquire control of an insurance company, the state insurance commissioner will consider such factors as the financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquiror’s plans for the management of the applicant’s board of directors and executive officers, the acquiror’s plans for the future operations of the insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, state insurance statutes provide that control over an insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the insurance company. In addition, certain state insurance laws contain provisions that require pre-acquisition notification to the state insurance commissioner of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state insurance commissioner to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurance company if certain conditions exist, such as undue market concentration. These approval requirements may deter, delay or prevent transactions that stockholders may otherwise deem to be in their best interests.

Limitation of Liability and Indemnification

 Our Restated Articles of Incorporation provide that our directors and officers will not be liable to us for monetary damages for any breach of their fiduciary duty as a director or officer, other than (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (ii) for the payment of dividends in violation of Nevada corporate law. In addition, our Amended and Restated Bylaws include an indemnification provision under which we have agreed to indemnify our directors, officers, employees and agents to the fullest extent permissible by law. These provisions may discourage derivative litigation against our directors and officers even if such action, if successful, might benefit us and our stockholders. Furthermore, our stockholders may be adversely affected to the extent we are required to pay the costs of defense, settlement or damages on behalf of our directors or officers pursuant to these indemnification provisions.

DESCRIPTION OF SENIOR UNSECURED NOTES DUE 2029

Our senior unsecured notes due 2020 (the “Notes”) are a series of our senior unsecured debt securities issued under a senior unsecured debt securities indenture be dated August 19, 2019 (referred to herein as the “base indenture”), between us and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee” or “BNY Mellon”), as supplemented by a supplemental indenture with respect to the Notes. In this section, we refer to the base indenture, as supplemented by the supplemental indenture, as the Indenture. The following description of the Notes and the Indenture is not complete and is subject to and qualified in its entirety by reference to all of the provisions of the Notes and the Indenture. Wherever we refer to particular sections or defined terms of the Indenture, it is our intent that those sections or defined terms be incorporated by reference herein.

General

The Notes constitute a separate series of senior unsecured debt securities under the Indenture and were issued in an initial aggregate principal amount of $50,000,000 and mature on August 15, 2029 (referred to herein as the “maturity date”). The Notes were issued only in fully registered book-entry form without coupons and in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The Notes were issued pursuant to the Indenture.

We may, without notice to or consent of any of the holders of the Notes, create and issue additional senior unsecured debt securities so that those additional senior unsecured debt securities would form a single series with the Notes (referred to herein as “same-series debt securities”) or that would form a new series of senior unsecured debt securities. Such same-series debt securities would have the same terms as the Notes in all respects, except for the issue date, the issue price and the initial interest payment date. The Notes and any same-series debt securities would rank equally and ratably and would be treated as a single series of senior unsecured debt securities for all purposes under the Indenture.

The Notes bear interest at the rate of 6.25% per year, accruing from August 19, 2019. Interest on the Notes is payable semi-annually in arrears (each referred to herein as an “interest payment date”), commencing February 15, 2020, to the persons in whose names the Notes are registered at the close of business on the last day of the preceding calendar month. Interest on the Notes is computed on the basis of a 360-day year of twelve 30-day months.

If any interest payment date or the maturity date of the Notes is not a business day, then payment of the principal and interest may be made on the next business day. In that case, no interest will accrue on the amount payable for the period from and after the applicable interest payment date or maturity date, as the case may be. A “business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York or the place for payment are authorized by law, regulation or executive order to remain closed.

The registered holder of a Note will be treated as the owner of the Note for all purposes. Only registered holders have rights under the Indenture. Payment of the principal of, and interest on, the Notes represented by a global note registered in the name of or held by DTC or its nominee will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered owner and holder of such global note.

The Notes are not subject to, or entitled to the benefits of, a sinking fund or repurchase by Hallmark at the option of the holders. In addition, the Notes are not convertible into, or exchangeable for, any other securities.

We may from time to time purchase the Notes in the open market or otherwise.

Methods of Receiving Payments on the Notes

The Notes are payable as to principal and interest at the office or agency of the paying agent (which may be Hallmark) or, at our option, payment of interest may be made by wire transfer or by check mailed to the holders of the Notes at their addresses set forth in the register of holders.

Optional Redemption

Prior to May 15, 2029 (the “Par Call Date”), we may redeem the Notes, at our option, at any time or from time to time, in whole or in part, at a redemption price equal to the greater of:

●	100% of the principal amount of the Notes to be redeemed; and
●	the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) from the date of redemption to the Par Call Date, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 50 basis points;

plus, in each case, accrued and unpaid interest on the principal amount of any Notes to be redeemed to, but excluding, the redemption date.

On or after the Par Call Date, we may redeem the Notes, at our option, at any time or from time to time, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the principal amount of any Notes to be redeemed to, but excluding, the redemption date.

As used herein:

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed (assuming that the Notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes (assuming that the Notes matured on the Par Call Date).

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of three Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if the Independent Investment Banker only obtains one such Reference Treasury Dealer Quotation, such quotation.

“Independent Investment Banker” means the Reference Treasury Dealer selected by us.

“Reference Treasury Dealer” means each of Raymond James & Associates, Inc. and three other primary U.S. government securities dealers (each a “Primary Treasury Dealer”), as specified by us; provided, however, that if any of Raymond James & Associates, Inc. or any other Primary Treasury Dealer as specified by us shall cease to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

Redemption Procedures

We will provide notice of any optional redemption to the holders of Notes, with a copy to the Trustee, at least 10 days and not more than 60 days prior to the applicable redemption date delivered by first-class mail or electronic mail to each holder’s registered address or in accordance with the applicable procedures of DTC. Notwithstanding the foregoing, redemption notices may be delivered more than 60 days prior to a redemption date if such notice is issued in connection with the discharge of our obligations under the Notes pursuant to our exercise of the defeasance or satisfaction and discharge provisions under the Indenture.

If a redemption date occurs during the period beginning on an interest record date and ending on the related interest payment date, the accrued and unpaid interest, if any, will be paid to the person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to holders whose Notes will be subject to redemption by Hallmark.

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a by-lot basis to the extent practicable or, if a by-lot basis is not practicable for any reason, pro rata or in such other manner as the Trustee deems fair and appropriate, and in any case in accordance with the applicable procedures of DTC unless otherwise required by law or an applicable stock exchange (subject to such rounding as may be necessary so that Notes are redeemed in whole increments of $1,000 and no Note of $2,000 in original principal amount or less will be redeemed in part). If any Note in certificated form is to be redeemed in part only, a new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon surrender and cancellation of the original Note.

Hallmark or any of its affiliates may, at any time or from time to time, acquire any Notes through open market purchases, privately negotiated transactions, tender offers, exchange offers, or otherwise, upon such terms and at such prices as Hallmark may determine (or as may be provided for in the Indenture), which may be more or less than the consideration for which such Notes are being sold and may be less than the redemption price in effect and could be for cash or other consideration, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the Indenture.

Events of Default; Waiver

An “event of default,” as used herein means any of the following:

●	Hallmark’s default in the payment of any interest on the Notes when due, and continuance of such default for a period of 30 days;
●	Hallmark’s default in the payment of any principal of the Notes when due either at maturity, upon any redemption, acceleration, or otherwise;
●	Hallmark’s failure to perform any other covenant or agreement in the Indenture and the continuance of such default or breach for a period of 90 days after notice to Hallmark by the Trustee or by the holders of at least 25% in aggregate principal amount of the Notes (with a copy to the Trustee) stating that the notice is a “Notice of Default” and demanding it be remedied;
●	a court having jurisdiction enters a decree or order for relief in respect of Hallmark or a Material Subsidiary (as defined below) in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law, or a decree or order adjudging Hallmark or a Material Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment, or composition of or in respect of Hallmark or a Material Subsidiary under any applicable federal or state law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of Hallmark or a Material Subsidiary or for any substantial part of their property, or ordering the winding-up or liquidation of the affairs of Hallmark or any Material Subsidiary, shall have been entered, and such decree or order remains unstayed and in effect for a period of 60 consecutive days;
●	Hallmark or a Material Subsidiary commences a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated as bankrupt or insolvent, or consents to the entry of a decree or order for relief in an involuntary case or proceeding under any such law, or to the commencement of any bankruptcy or insolvency case or proceeding against Hallmark or a Material Subsidiary, or the filing by Hallmark or a Material Subsidiary of a petition or answer to consent seeking reorganization or relief under any such applicable federal or state law, or the consent by Hallmark or a Material Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of Hallmark or a Material Subsidiary or of any substantial part of their property, or the making by Hallmark or a Material Subsidiary of an assignment for the benefit of creditors, or the taking of action by Hallmark or a Material Subsidiary in furtherance of any such action; or
●	a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by Hallmark or a Material Subsidiary having an aggregate principal amount outstanding of at least $25,000,000, or under any mortgage, indenture or instrument (including the Indenture) under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by Hallmark or a Material Subsidiary having an aggregate principal amount outstanding of at least $25,000,000, whether such indebtedness now exists or is created or incurred in the future, which default (i) constitutes a failure to pay any portion of the principal of such indebtedness when due and payable after the expiration of any applicable grace period, or (ii) results in such indebtedness becoming due or being declared due and payable prior to the date on which it otherwise would have become due and payable without, in the case of clause (i), such indebtedness having been discharged or, in the case of clause (ii), such indebtedness having been discharged or such acceleration having been rescinded or annulled. For purposes of this provision, obligations of Hallmark or a Material Subsidiary pursuant to a lease that are required (as opposed to elected) to be treated as capitalized leases under generally accepted accounting principles are excluded from the definition of indebtedness.

A Material Subsidiary means a direct or indirect subsidiary of Hallmark that is an insurance company with statutory surplus of at least $50.0 million for the most recently completed fiscal quarter.

If an event of default occurs and continues, the Trustee by notice to Hallmark, or the holders of at least 25% in aggregate principal amount of the outstanding Notes by notice to Hallmark (with a copy to the Trustee), may declare the entire principal of and all accrued but unpaid interest on all the Notes to be due and payable immediately. Subject to certain conditions, but before a judgment or decree for payment of the money due has been obtained, such declaration and its consequences may be rescinded and annulled by the holders of a majority in principal amount of the outstanding Notes. The Indenture also provides that the holders of a majority in principal amount of the Notes may waive any existing default with respect to the Notes and its consequences, except a default in the payment of the principal of and interest on the Notes.

The holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines may be unduly prejudicial to the holders of the Notes not joining in the direction or that may involve the Trustee in personal liability. In addition, the Trustee may take any other action consistent with the Indenture relating to any such direction received from the holders of the Notes.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an event of default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of Notes unless such holders have offered to the Trustee security or indemnity satisfactory to the Trustee in its sole discretion. Except to enforce the right to receive payment of principal, premium, if any, or interest, when due, no holder of a Note may pursue any remedy with respect to the Indenture or such Note unless:

●	such holder has previously given the Trustee written notice of a continuing event of default;
●	holders of at least 25% in aggregate principal amount of the outstanding Notes have made a written request to the Trustee to pursue the remedy;
●	such holders provide to the Trustee security or indemnity acceptable to the Trustee, in its sole discretion, against any loss, liability or expense;
●	the Trustee has not complied with such request within 60 days after receipt of the request and the provision of security or indemnity acceptable to the Trustee; and
●	the holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction inconsistent with the request within such 60-day period.

Except in the case of a default or event of default in payment of principal of and interest on any Note, the Trustee may withhold notice of a default or event of default if and so long as a committee of its responsible officers in good faith determines that withholding the notice is in the interests of the holders of the Notes. Hallmark is required to deliver to the Trustee annually a statement from its applicable officers regarding whether or not they have knowledge of any default or event of default. Within 30 days of any applicable officer becoming aware of any default or event of default, such officer is required to deliver to the Trustee a statement specifying such default or event of default. For purposes of this paragraph, “default” means any event which is, or after notice or lapse of time or both would become, an event of default under the Indenture with respect to the Notes.

Ranking

The Notes are senior unsecured indebtedness of Hallmark Financial Services, Inc. (“Hallmark”) only and will not be obligations of or guaranteed by any of its subsidiaries. As such, the Notes will:

●	rank senior in right of payment to any of Hallmark’s existing and future indebtedness and other obligations that are, by their terms, expressly subordinated or junior in right of payment to the Notes;
●	rank equally in right of payment to all of Hallmark’s existing and future unsecured indebtedness and other obligations that are not, by their terms, expressly subordinated or junior in right of payment to the Notes;
●	be effectively subordinated to all of Hallmark’s existing and future secured indebtedness and other obligations to the extent of the value of the collateral securing such secured indebtedness and other obligations; and
●	be structurally subordinated to the indebtedness and other obligations of all of Hallmark’s subsidiaries.

Merger, Consolidation, Sale, Lease or Conveyance

Under the Indenture, Hallmark may not merge or consolidate with or merge into any person, or sell, assign, transfer, lease or convey, in a single transaction or in a series of transactions, all or substantially all of its assets to any person, unless:

●	Hallmark is the continuing corporation, or the successor corporation or the person that acquires all or substantially all of Hallmark’s assets is a corporation organized and existing under the laws of the United States or a state thereof or the District of Columbia and expressly assumes all Hallmark’s obligations under the Notes and the Indenture or assumes such obligations as a matter of law;
●	immediately after giving effect to such merger, consolidation, sale, assignment, transfer, lease or conveyance there is no default (as defined above) or event of default under the Indenture; and
●	Hallmark shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that the transaction complies with the terms of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been complied with.

Upon any such consolidation or merger, sale, assignment, transfer, lease or conveyance, the successor corporation formed, or into which Hallmark is merged or to which such sale, conveyance or transfer is made, shall succeed to, and be substituted for, Hallmark under the Indenture with the same effect as if it had been an original party to the Indenture. As a result, Hallmark will be released from all its liabilities and obligations under the Indenture and under the Notes.

Although there is a limited body of case law interpreting the phrase “substantially all” and similar phrases, there is no precisely established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “substantially all” the property or assets of a person.

Certain Covenants

As described below, the Indenture contains various covenants restricting Hallmark’s ability to engage in certain transactions, subject to certain exceptions. The holders of not less than a majority in aggregate principal amount of the Notes may waive compliance in a particular instance by Hallmark with any provision of the Indenture or the Notes, including the following covenants, except as otherwise stated below under “—Modification of the Indenture.”

Limitation on Incurrence of Indebtedness

Under the Indenture, Hallmark may not, and may not permit any of its subsidiaries to, directly or indirectly, incur any indebtedness unless both (i) no Event of Default has occurred and is continuing, and (ii) the Debt to Capital Ratio of Hallmark as of the balance sheet date immediately preceding the date on which such additional indebtedness would be incurred would have been no greater than 35%, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) as if the additional indebtedness and all other indebtedness incurred since the immediately preceding balance sheet date had been incurred as of such day (except to the extent such indebtedness has been or will be used to prepay other indebtedness).

As used herein:

“Debt to Capital Ratio” means, as of any date, the ratio (expressed as a percentage) equal to Consolidated Indebtedness of Hallmark as of such date divided by the Consolidated Capital of Hallmark as of such date.

“Consolidated Indebtedness” means, as of any date, the indebtedness of Hallmark and its subsidiaries for borrowed money determined on a consolidated basis in accordance with U.S. generally accepted accounting principles (“GAAP”). For the avoidance of doubt, Consolidated Indebtedness excludes operating lease liabilities.

“Consolidated Capital” means, as of any date, the total shareholders’ equity of Hallmark and its subsidiaries determined on a consolidated basis in accordance with GAAP plus Consolidated Indebtedness.

The limitations in the first paragraph of this subsection entitled “Certain Covenants—Limitation on Incurrence of Indebtedness,” however, do not apply to the incurrence of the following types of indebtedness:

●	indebtedness of Hallmark evidenced by the Notes;
●	any indebtedness outstanding on the date of the issuance of the Notes, any indebtedness used to refinance such outstanding indebtedness, and any indebtedness incurred that is used to redeem the Notes in accordance with the terms of the Indenture;
●	indebtedness arising from the honoring by a bank or other financial institutions of a check, draft or other instrument, including, but not limited to, electronic transfers, wire transfers and commercial card payments, drawn against insufficient funds in the ordinary course of business (except in the form of committed or uncommitted lines of credit); provided, however, that such indebtedness is extinguished within 10 business days of incurrence;

●	indebtedness owed to banks and other financial institutions incurred in the ordinary course of business of Hallmark and its subsidiaries with such banks or financial institutions that arise in connection with ordinary banking arrangements to provide treasury services or to manage cash balances of Hallmark and its subsidiaries;
●	indebtedness of Hallmark or any subsidiary in a total maximum not to exceed $5.0 million outstanding at any time, provided that on the date any such indebtedness is incurred, and after giving effect thereto on a pro forma basis, no event of default has occurred and is continuing (or would result therefrom), including pro forma compliance with any financial covenant ratios applicable to the Notes; or
●	indebtedness of Hallmark or any subsidiary to the extent that the net proceeds thereof are promptly deposited to defease all of the Notes, provided that (1) such indebtedness (x) is subordinate to any Notes not so defeased, and (y) has a maturity subsequent to any Notes not so defeased, and (2) unless all of the Notes are defeased, such indebtedness shall not be issued by any subsidiary of Hallmark.

For purposes of determining compliance with, and the outstanding principal amount of any indebtedness incurred pursuant to and in compliance with, this covenant:

●	in the event that indebtedness meets the criteria of more than one of the types of indebtedness described above, Hallmark, in its sole discretion, may divide and classify such item of indebtedness (or any portion thereof) on the date of incurrence, and may later reclassify such item of indebtedness (or any portion thereof) in any manner that complies with the Indenture, and only be required to include the amount and type of such indebtedness once;
●	guarantees of, or obligations in respect of letters of credit relating to, indebtedness that is otherwise not included in the determination of the principal amount of indebtedness shall not be included;
●	indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of the Indenture permitting such indebtedness; and
●	the amount of indebtedness issued at a price that is less than the principal amount thereof shall be equal to the principal amount.

Accrual of interest, accrual of dividends, the accretion of accreted value or the amortization of debt discount, and the payment of interest in the form of additional indebtedness shall not be deemed to be an incurrence of indebtedness for purposes of this covenant. The amount of any indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any indebtedness issued with original issue discount or the aggregate principal amount outstanding in the case of indebtedness issued with interest payable-in-kind, (ii) the principal amount, together with any interest thereon that is more than five days past due, in the case of any other indebtedness, (iii) in the case of the guarantee by a specified person of indebtedness of another person, the maximum liability to which the specified person may be subject upon the occurrence of the contingency giving rise to the obligation, and (iv) in the case of indebtedness of others guaranteed solely by means of a lien on any asset or property of Hallmark or any subsidiary (and not to their other assets or properties generally), the lesser of (x) the fair market value of such asset or property on the date on which such indebtedness is incurred, or (y) the amount of the indebtedness so secured.

For purposes of determining compliance with any U.S. dollar denominated restriction on the incurrence of indebtedness, the U.S. dollar equivalent principal amount of indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such indebtedness was incurred, in the case of term indebtedness, or first committed, in the case of revolving credit indebtedness; provided, that if such indebtedness is incurred to refinance other indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing indebtedness does not exceed the principal amount of such indebtedness being refinanced plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and reasonable fees and expenses incurred in connection with the issuance of such new indebtedness. Notwithstanding any other provision of the Indenture, the maximum amount of indebtedness that Hallmark and its subsidiaries may incur under this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any indebtedness incurred to refinance other indebtedness, if incurred in a different currency from the indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such refinanced indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

Under the Indenture, Hallmark may not, and may not permit any of its subsidiaries to, directly or indirectly:

●	declare or pay any dividend on or in respect of its capital stock or purchase, redeem, retire or otherwise acquire for value any capital stock of Hallmark (other than wholly in exchange for capital stock of Hallmark); or
●	make any payment or other distribution on any other securities of Hallmark or any of its subsidiaries that rank junior or pari passu with the Notes, including any indebtedness of Hallmark or any of its subsidiaries;

unless, with respect to either bullet point above, at the time of, and after giving effect to such restricted payment on a pro forma basis, (i) no event of default shall have occurred and be continuing (or would reasonably be expected to result therefrom), and (ii) Hallmark’s Debt to Capital Ratio would be no greater than 35%.

The Indenture also prohibits Hallmark from (i) directly or indirectly, selling, assigning, pledging, transferring or otherwise disposing, and Hallmark cannot permit any of its Material Subsidiaries to, directly or indirectly, sell, pledge, assign, transfer or otherwise dispose of, shares of voting capital stock, or securities convertible into voting capital stock, or options, warrants or rights to subscribe for or purchase voting capital stock of a Material Subsidiary; and (ii) permitting a Material Subsidiary to issue, sell or otherwise dispose of any shares of its voting capital stock or securities convertible into its voting capital stock or options, warrants or rights to subscribe for or purchase its voting capital stock, unless Hallmark will own, directly or indirectly, at least 80% of the issued and outstanding voting stock of the Material Subsidiary after giving effect to that transaction. The covenant described in the preceding sentence does not apply to any transaction of the type described above under “—Merger, Consolidation, Sale, Lease or Conveyance.”

Limitation on Liens

Under the Indenture, Hallmark may not, and may not permit any of its subsidiaries to, create, assume, incur or permit to exist any indebtedness (including any guarantee of indebtedness) that is secured by a lien (other than permitted liens, as defined in the Indenture) on (a) the capital stock of any Material Subsidiary, or (b) the capital stock of a subsidiary that owns, directly or indirectly, the capital stock of any Material Subsidiary, without, in either case, providing that the Notes will be secured equally and ratably with the indebtedness so secured for so long as such indebtedness shall be so secured; provided, that this limitation does not apply to (i) liens on capital stock of a subsidiary as of the date of the initial issuance of the Notes if such subsidiary shall thereafter become a Material Subsidiary, or any renewal or extension of such existing liens, or (ii) liens on capital or other securities of subsidiaries that are not Material Subsidiaries.

Maintenance of Insurance Subsidiaries

Under the Indenture, Hallmark must cause each of its subsidiaries that is required by applicable law to be licensed as an insurer or reinsurer in order to transact its business (each, an “Insurance Subsidiary”) to (i) be duly organized and licensed or otherwise eligible to conduct an insurance or a reinsurance business, as the case may be, under the insurance statutes and regulations of the relevant insurance regulatory authorities in each jurisdiction in which the conduct of its business requires such licensing or eligibility, (ii) have all other necessary authorizations, approvals, orders, consents, certificates, permits, registrations and qualifications of and from all insurance regulatory authorities necessary to conduct its business, and (iii) comply with all applicable insurance laws, rules and regulations.

Limitations on Mergers and Consolidations of Material Subsidiaries

Under the Indenture, Hallmark may not permit a Material Subsidiary to:

●	merge or consolidate with or into any corporation or other person, unless Hallmark is the surviving corporation or person, or unless Hallmark will own, directly or indirectly, at least 80% of the surviving corporation’s issued and outstanding voting stock;
●	lease, sell, assign or transfer all or substantially all of its properties and assets to any corporation or other person (other than Hallmark or other Material Subsidiary), unless Hallmark will own, directly or indirectly, at least 80% of the issued and outstanding voting stock of that corporation or other person; or
●	pay any dividend in a Material Subsidiary’s voting capital stock or make any other distribution in its voting capital stock, other than to Hallmark or its other subsidiaries, unless the Material Subsidiary to which the transaction relates, after obtaining any necessary regulatory approvals, unconditionally guarantees payment of the principal and any premium and interest on the Notes.

However, Hallmark may agree to any such merger or consolidation or sale, lease, assignment, pledge or transfer of securities, properties or assets if: (i) required by law and such lease, sale, assignment or transfer of securities is made to any person for the purpose of the qualification of such person to serve as a director; (ii) such lease, sale, assignment or transfer of securities is made by Hallmark or any of its subsidiaries acting in a fiduciary capacity for any person other than Hallmark or any of its subsidiaries; (iii) made in connection with the consolidation of Hallmark with or the sale, lease or conveyance of all or substantially all of the assets of Hallmark to, or merger of Hallmark with or into, any other person (as to which the covenant described above under the heading “—Merger, Consolidation, Sale, Lease or Conveyance” shall apply); or (iv) it is required as a condition imposed by any law or any rule, regulation or order of any governmental agency or authority to the acquisition by Hallmark of another entity; provided that in the case of (iv) only, after giving effect to such disposition and acquisition, (y) at least 80% of the issued and outstanding voting stock of such entity will be owned, directly or indirectly, by Hallmark and (z) Hallmark’s consolidated assets will be at least equal to 70% of its consolidated assets prior to the acquisition. These covenants will not prohibit Hallmark or a Material Subsidiary from pledging any assets to secure borrowings incurred in the ordinary course of business.

Reports

Notwithstanding that Hallmark may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Hallmark will furnish to the Trustee and the holders, within 15 days after the applicable time periods specified in the relevant forms (or, if Hallmark is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, within 15 days after the applicable time periods specified in the relevant forms for non-accelerated filers), after giving effect to any grace period provided by Rule 12b-25 under the Exchange Act, all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Hallmark were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Hallmark’s independent registered public accounting firm; provided, however, that to the extent such reports are filed with the SEC and publicly available, such reports shall have been deemed to have been provided to the Trustee and the holders and no additional copies need to be provided to the Trustee and the holders. The Trustee shall have no responsibility whatsoever to determine whether any such filing has occurred.

Unless such reports are otherwise filed with the SEC, Hallmark shall maintain a website to which all of the reports required by this covenant are posted to which access will be given to the Trustee, the holders and prospective purchasers of the Notes that certify their status as such to the reasonable satisfaction of Hallmark and agree to keep such reports confidential.

Any and all defaults or events of default arising from a failure to furnish or file in a timely manner a report required by this covenant shall be deemed cured (and Hallmark shall be deemed to be in compliance with this covenant) upon furnishing or filing such report as contemplated by this covenant (but without regard to the date on which such report is so furnished or filed); provided that such cure shall not otherwise affect the rights of the holders described under “Events of Default; Waiver” if the principal, premium, if any, and accrued interest have been accelerated in accordance with the terms of the Indenture and such acceleration has not been rescinded or cancelled prior to such cure.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when:

(1) either: (i) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for which payment has been deposited in trust and thereafter repaid to Hallmark, have been delivered to the Trustee for cancellation; or (ii) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or shall become due and payable within one year and Hallmark has irrevocably deposited with the Trustee or the paying agent, in trust, for the benefit of the holders of the Notes, cash in United States dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest, to the date of maturity or redemption;

(2) Hallmark has paid all sums payable by it under the Indenture with respect to the Notes;

(3) Hallmark has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

(4) Hallmark has delivered to the Trustee an officers' certificate and an opinion of counsel stating that the conditions precedent to the satisfaction and discharge of the Notes have been complied with.

Legal Defeasance and Covenant Defeasance

Legal Defeasance.

Hallmark will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 91st day after it has made the deposit referred to below, and the provisions of the Indenture will cease to be applicable with respect to the Notes (except for, among other matters, certain obligations to register the transfer of or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold funds for payment in trust) if:

(1) Hallmark has irrevocably deposited with the Trustee, in trust, cash in United States dollars, non-callable government securities, or a combination thereof, that will provide funds in amount sufficient, without reinvestment, in the opinion of a nationally recognized public accounting firm, to pay the principal of, premium, if any, and accrued interest on the Notes at the time such payments are due or on the applicable redemption date in accordance with the terms of the Indenture;

(2) Hallmark has delivered to the Trustee: (i) an opinion of counsel to the effect that holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance had not occurred, which opinion of counsel must be based upon a ruling of the Internal Revenue Service to the same effect or a change in applicable federal income tax law or related treasury regulations after the date of the Indenture; and (ii) an opinion of counsel to the effect that the defeasance trust does not constitute an “investment company” within the meaning of the Investment Company Act of 1940 and, after the passage of 91 days following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(3) no default (as defined above) or event of default will have occurred and be continuing on the date of such deposit, or insofar as events of default due to certain events of bankruptcy, insolvency or reorganization in respect of Hallmark are concerned, during the period ending on the 91st day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which Hallmark is a party or by which it is bound;

(4) Hallmark shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that, subject to certain assumptions and exclusions, all conditions precedent provided for or relating to the defeasance have been complied with; and

(5) the Trustee shall have received such other documents, assurances and opinions of counsel as the Trustee shall have reasonably required.

Covenant Defeasance.

Hallmark will not need to comply with certain restrictive covenants, and the provisions of the Indenture will cease to be applicable with respect to an event of default under the Notes other than an event of default due to its failure to pay the principal of or interest on the Notes when due, upon:

(1) the satisfaction of the conditions described in clauses 1, 2(ii), 3, 4 and 5 of the preceding paragraph; and

(2) Hallmark’s delivery to the Trustee of an opinion of counsel to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such defeasance had not occurred.

If Hallmark exercises its option to omit compliance with certain provisions of the Indenture as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an event of default that remains applicable, the amount of money and non-callable government securities on deposit with the Trustee may not be sufficient to pay amounts due on the Notes at the time of acceleration resulting from such event of default. In such event, Hallmark will remain liable for such payments.

Modification of the Indenture

Except as set forth below, modification and amendment of the Indenture as applicable to the Notes may be made only with the consent of the holders of not less than a majority in principal amount of the Notes then outstanding voting as a single class.

No modification or amendment of the Indenture as applicable to the Notes may, without the consent of each holder affected thereby, do any of the following (with respect to any Notes held by a non-consenting holder):

●	change the stated maturity of the principal of, or interest on, any Note;
●	reduce the principal amount of any Note or reduce the rate of, or extend or change the time for payment of, interest on any Note;
●	reduce the principal amount of discount securities payable upon acceleration of maturity;
●	waive a default in the payment of the principal of, premium or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount outstanding and waiver of the payment default that resulted from such acceleration);
●	change the place or currency of payment of principal, premium, if any, or interest on any Note;
●	change the redemption provisions of the Notes;
●	reduce any amount payable upon the redemption of any Note;
●	impair the right to institute suit for the enforcement of any payment on or with respect to any Note;
●	reduce the percentage in principal amount of outstanding Notes the consent of whose holders is required for modification or amendment of the Indenture;
●	make any change that adversely affects the right to convert or exchange the Notes as provided in the Indenture;
●	reduce the percentage in principal amount of outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or
●	modify such provisions with respect to modification and waiver.

Hallmark and the Trustee may modify or amend the Indenture as applicable to the Notes, without the consent of any holder of the Notes, for any of the following purposes:

●	to cure any ambiguity, defect or inconsistency;
●	to provide for uncertificated Notes in addition to or in place of definitive Notes;

●	to provide for the assumption of Hallmark’s obligations by a successor in accordance with the covenants described above under “—Merger, Consolidation, Sale, Lease or Conveyance;”
●	to conform the text of the Indenture or the Notes to any provision of this description of the Notes, provided that any such action will not adversely affect the interests of any holder of the Notes in any material respect;
●	to supplement any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any Note as described above under “—Satisfaction and Discharge” and “—Legal Defeasance and Covenant Defeasance,” provided that any such action will not adversely affect the interests of any holder of the Notes in any material respect;
●	to make any change that would provide any additional rights or benefits to the holders of the Notes;
●	to make any change that is not inconsistent with the Indenture and does not adversely affect the legal rights thereunder of any holder of a Note;
●	to comply with the requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”);
●	to establish the form and terms of any Notes permitted by the Indenture or to authorize the issuance of additional Notes; or
●	to evidence and provide for the acceptance of appointment under the Indenture by a successor trustee with respect to the Notes, pursuant to the requirements of the Indenture.

Subject to the requirements for the holders to waive a default and to pursue a remedy with respect to the Indenture or the Notes and the rights of any holder of a Note to receive payment of principal of, premium, if any, on and interest on such Note, holders of a majority in aggregate principal amount of the Notes voting as a single class may waive compliance in a particular instance by Hallmark with any provision of the Indenture or the Note, except as otherwise stated above.

Outstanding Notes; Determinations of Holders’ Actions

Notes outstanding at any time are the Notes authenticated by the Trustee except for those cancelled by it, those mutilated, destroyed, lost or stolen that have been replaced by the Trustee, those delivered to the Trustee for cancellation and those described below as not outstanding. A Note does not cease to be outstanding because Hallmark or an affiliate of Hallmark holds the Note; provided, that in determining whether the holders of the requisite principal amount of Notes have given or concurred in any request, demand, authorization, direction, notice, consent, amendment or waiver, Notes owned by Hallmark or an affiliate of Hallmark will be disregarded and deemed not to be outstanding. If the paying agent holds on a redemption date money or securities sufficient to pay Notes payable on that date, then immediately after such redemption date such Notes will cease to be outstanding.

The Trustee may make reasonable rules for action by or a meeting of holders of the Notes. The registrar or paying agent may make reasonable rules and set reasonable requirements for its functions.

Limitation on Individual Liability

No director, officer, employee, incorporator or stockholder of Hallmark, as such, will have any liability for any obligations of Hallmark under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of a Note, by accepting a Note waives and releases such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

Trustee

BNY Mellon acts as trustee for the Notes under the Indenture, as permitted by the terms thereof. At all times, the Trustee must be organized and doing business under the laws of the United States or any state thereof, and must comply with the applicable requirements under the Trust Indenture Act. The Trustee may resign at any time by giving Hallmark written notice and may be removed as Trustee with respect to the Notes:

●	by notification in writing by the holders of a majority in aggregate principal amount of the outstanding Notes; or
●	by Hallmark if the Trustee (i) fails to comply with the obligations imposed upon it under the Trust Indenture Act; (ii) is not organized and doing business under the laws of the United States or any state thereof; (iii) becomes incapable of acting as Trustee; or (iv) a court takes certain actions with respect to such Trustee relating to bankruptcy or insolvency.

If the Trustee resigns or is removed, or if a vacancy exists in the office of the Trustee for any reason, Hallmark will promptly appoint a new Trustee. A resignation or removal of the Trustee will become effective only upon the successor Trustee’s acceptance of appointment in writing. The successor Trustee will deliver a notice of its succession to holders of the Notes.

If the Trustee acquires any conflicting interest, as defined in the Trust Indenture Act, with respect to the Notes, within 90 days after the Trustee has acquired a conflicting interest which has not been cured or waived, the Trustee would generally be required by the Trust

Indenture Act to eliminate that conflicting interest or resign as Trustee with respect to the Notes issued under the Indenture. If the Trustee resigns, Hallmark is required to promptly appoint a successor trustee with respect to the Indenture and the Notes.

The Trustee is under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

BNY Mellon and/or certain of its affiliates may provide banking, investment and other services to us. A trustee under the Indenture may act as trustee under any of our other indentures.

Notices

Any notices required to be given to the holders of the Notes will be given to DTC, and DTC will communicate these notices to DTC participants in accordance with its standard procedures.

Governing Law

The Indenture and the Notes are governed by, and are construed in accordance with, the laws of the State of New York. The Indenture is subject to the provisions of the Trust Indenture Act that are required to be part of the Indenture and is, to the extent applicable, governed by such provisions.